Exhibit 99.2
VILLAGE SUPER MARKET, INC.
EXECUTIVE OFFICES
733 Mountain Avenue
Springfield, New Jersey 07081
Phone: (973) 467-2200
Fax: (973) 467-6582

To Our Shareholders:

Net income was $5,063,000 ($1.55 per diluted share) in the second quarter of fiscal 2007, an increase of 14% from the second quarter of the prior year. Net income increased primarily due to improved sales and gross profit percentages, partially offset by increased operating expenses.

Sales were $270,396,000 in the second quarter of fiscal 2007, an increase of 1.6% from the second quarter of the prior year. Same store sales also increased 1.6%. Improved sales in the recently remodeled Springfield and Bernardsville stores and the Somers Point replacement store contributed to the sales increase. These improvements were partially offset by reduced sales in two stores due to a competitive store opening.

Gross profit as a percentage of sales increased to 26.5% in the second quarter of fiscal 2007 compared to 25.9% in the second quarter of the prior year. As a percentage of sales, gross profit increased primarily due to higher gross margins in most departments (.28%), patronage dividends received from Wakefern in excess of amounts accrued (.22%), lower promotional spending (.06%) and improved product mix (.04%).

Operating and administrative expense as a percentage of sales increased to 22.2% in the second quarter of fiscal 2007 compared to 21.8% in the second quarter of the prior year. As a percentage of sales, operating and administrative expense increased primarily due increased repair and maintenance (.09%) and payroll costs (.08%), and the prior year including a reversal of an accrual for future lease obligations of a closed drugstore (.17%).

Net income was $9,283,000 ($2.85 per diluted share) in the six-month period of fiscal 2007, an increase of 25% from the prior year. Sales for the six-month period of fiscal 2007 were $521,865,000, an increase of 2.4% from the prior year. Same store sales also increased 2.4%.

On March 21, 2007, the Board of Directors of Village Super Market, Inc. declared a two-for-one stock split and increased the quarterly cash dividend by 12.5%. The increased cash dividends, after affecting the stock split, are $.18 per Class A common share and $.117 per Class B common share. The stock split and cash dividends will be payable on April 26, 2007 to shareholders of record at the close of business on April 6, 2007.

The Company recently received a comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding its annual report on Form 10-K for the fiscal year ended July 29, 2006. The Company currently has an unresolved comment relating to the calculation and presentation of earnings per share for Class A and Class B common stock with respect to FASB Statement No. 128, “Earnings per Share”(“FASB 128”), and Emerging Issues Task Force Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF 03-6”). The Company is in the process of responding to this comment. FASB 128 states that basic and diluted net income per share data should be presented for each class of common stock and the two-class method under EITF 03-6 requires the allocation of undistributed earnings to each class of common stock based on the participation rights of each class. The Company utilizes the if-converted method of calculating net income per share, as the dilutive effect on net income per share using the if-converted method is greater than that which would result from the application of the two-class method. The if-converted method assumes the conversion of Class B common stock to Class A common stock. The Company believes the if-converted method results in a more meaningful presentation of earnings per share based on the rights and privileges of the two classes of common stock, including the control of the Board of Directors by the Class B stockholders. The Class B common stockholders could convert their shares to Class A common stock on a share for share basis at any time and then participate equally in dividends. The Company can not determine the impact, if any, of the resolution of this outstanding comment letter on the Company’s consolidated financial statements for the fiscal periods ended January 27, 2007 as well as any prior periods.

Village Super Market operates a chain of 23 supermarkets under the ShopRite name in New Jersey and eastern Pennsylvania.

Respectfully,

James Sumas
Chairman of the Board

March 21, 2007

All statements, other than statements of historical fact, included in this report are or may be considered forward- looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; results of ongoing litigation; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIVE
(Dollars in Thousands Except Per Share Amounts)
(Unaudited)

	13 Wks. Ended	13 Wks. Ended	26 Wks. Ended	26 Wks. Ended
	Jan. 27, 2007	Jan. 28, 2006	Jan. 27, 2007	Jan. 28, 2006

Sales	$270,396	$266,038	$521,865	$509,483

Cost of sales	198,824	197,106	382,915	377,142

Gross profit	71,572	68,932	138,950	132,341

Operating and administrative expense	59,933	58,091	117,115	113,181

Depreciation and amortization	3,088	2,863	6,075	5,665

Operating income	8,551	7,978	15,760	13,495

Interest expense	667	780	1,381	1,594

Interest income	(830)	(430)	(1,599)	(816)

Income before income taxes	8,714	7,628	15,978	12,717

Income taxes	3,651	3,181	6,695	5,303

Net income	$5,063	$4,447	$9,283	$7,414

Net income per share:

Basic	$1.59	$1.40	$2.91	$2.33
Diluted	$1.55	$1.38	$2.85	$2.29

Gross profit as a % of sales	26.5%	25.9%	26.6%	26.0%

Operating and Administrative expense as a % of sales	22.2%	21.8%	22.4%	22.2%